B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

		December 31, 2018
Assets		
Cash and cash equivalents	$	4,042,546
Securities and other investments owned, at fair value		463,939
Due from clearing brokers		7,397,232
Prepaid expenses		1,126,250
Forgivable loans, net of allowance for doubtful accounts of $590,150		5,897,483
Property and equipment, net of accumulated depreciation		2,020,464
Intangible assets, net of accumulated amortization		1,071,666
Mutual fund trails and other		432,234
Receivable from affiliates		68,618
Other assets		1,737,682
Deferred tax asset		735,285
Total Assets	$	**24,993,399**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,326,974
Accrued compensation		3,007,623
Payable to affiliates		647,831
Securities sold, not yet purchased, at fair value		10,494
Liabilities subordinated to claims of general creditors		1,550,000
Total Liabilities		8,542,922
Stockholders' Equity		
Preferred stock, noncumulative, $24 par value;		
7,500 shares authorized, issued, and outstanding		180,000
Common stock, $1 par value; 66,500 shares authorized,		
65,362 shares issued and outstanding		65,362
Additional paid-in capital - common stock		53,314,931
Additional paid-in capital - preferred stock		120,000
Accumulated deficit		(37,229,816)
Total Stockholders' Equity		16,450,477
Total Liabilities and Stockholders' Equity	$	**24,993,399**

See Notes to Financial Statements.